                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                            (Amendment No. 34)

                        FoxMeyer Health Corporation
                (formerly named National Intergroup, Inc.)
- --------------------------------------------------------------------------
                             (Name of Issuer)

 Common stock, par value $5.00 per                 636540-106
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                             Stephen E. Jacobs
                 Weil, Gotshal & Manges, 767 Fifth Avenue
                 New York, New York  10153, (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             October 12, 1994
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                      (Continued on following pages)

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 CUSIP No. 636540-106                    13D


     1     NAME OF REPORTING PERSON:    Centaur Partners IV

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       1,000
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     3,376,625
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  1,000
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       3,376,625
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,376,625
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.8%

    14     TYPE OF REPORTING PERSON:
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



 CUSIP No. 636540-106                    13D


     1     NAME OF REPORTING PERSON:    Butler Equities II, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:        0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,880,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:   0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,880,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,880,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11%

    14     TYPE OF REPORTING PERSON:
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



 CUSIP No. 636540-106                    13D


     1     NAME OF REPORTING PERSON:    Estrin Equities Limited
                                        Partnership

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Maryland
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     1,495,625
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       1,495,625
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       1,495,625
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.6%

    14     TYPE OF REPORTING PERSON:
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



 CUSIP No. 636540-106                    13D


     1     NAME OF REPORTING PERSON:    Abbey J. Butler

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       203,177
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  203,177
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       203,177
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%

    14     TYPE OF REPORTING PERSON:    IN

 CUSIP No. 636540-106                    13D


     1     NAME OF REPORTING PERSON:    Melvyn J. Estrin

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  NA

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       532,879
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:      0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  532,879
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       532,879
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.1%

    14     TYPE OF REPORTING PERSON:    IN

               This Amendment No. 34 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1990, as amended through the date hereof (the "Schedule 13D"), by Centaur Partners IV, Butler Equities II, L.P., Estrin Equities Limited Partnership (formerly named Estrin Abod Equities Limited Partnership, "EE"), Abbey J. Butler and Melvyn J. Estrin, with respect to their ownership of the Common Stock, par value $5.00 per share, of FoxMeyer Health Corporation (formerly named National Intergroup, Inc., the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

               As a result of the merger, on October 12, 1994, of FoxMeyer Corporation with and into FoxMeyer Acquisition Corp., a wholly-owned subsidiary of FoxMeyer Health Corporation (the "Merger"), each of Messrs. Butler and Estrin received additional shares of Common Stock in exchange for shares of common stock of FoxMeyer Corporation each owned prior to the Merger, as described in item 5(c) below. On June 3, 1994, each of Messrs. Butler and Estrin were granted options to purchase 800,000 shares of Common Stock at $18.25 per share. Twenty-five percent (25%) of these options become exercisable on June 3, 1995 and on each anniversary thereafter.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

               (a) As of the date of this Amendment No. 34, members of the Centaur Partners Group owned an aggregate of 4,112,681 shares of Common Stock, representing approximately 22.7% of the outstanding shares of Common Stock (based upon 17,091,015 shares of Common Stock outstanding as of November 10, 1994 as set forth in the Company's Quarterly Report for the quarter ended September 30, 1994). This amount excludes an aggregate of 1,600,000 shares of Common Stock issuable upon the exercise of options, twenty-five percent (25%) of which become exercisable on June 3, 1995 and on each anniversary thereafter.

               The shares of Common Stock beneficially owned by members of the Centaur Partners Group are as follows: Centaur IV, 3,376,625 (19.8% of the Outstanding Shares and inclusive of the shares owned directly by Centaur IV and shares owned directly by EE and BE); BE, 1,880,000 shares of Common Stock (11% of the Outstanding Shares); EE, 1,495,625 shares of Common Stock (8.6% of the Outstanding Shares); Mr. Butler, 81,137 (2,537 of which are held through Mr. Butler's account in FoxMeyer Corporation's 401(k) plan), plus presently exercisable options to purchase 99,440 shares of Common Stock at $16.04 per share and 22,600 shares of Common Stock at $14.66 per share; and Mr. Estrin, 410,839 (384 shares of which are held through Mr. Estrin's account in FoxMeyer Corporation's 401(k) plan and 18,080 of which are held by two trusts for which Mr. Estrin is trustee), plus presently exercisable options to purchase 99,440 shares of Common Stock at $16.04 per share and 22,600 shares of Common Stock at $14.66 per share. The foregoing does not include an aggregate of 1,645,200 shares of Common Stock issuable upon the exercise of options held by Mr. Estrin and Mr. Butler, of which 45,200 options become exercisable on May 21, 1995 for $14.66 per share and 1,600,000 options begin to be exercisable, as described above, on June 3, 1995. If all of these options were presently exercisable (or exercisable within 60 days of the date hereof), Mr. Butler would own 1,025,777 shares of Common Stock (6% of the Outstanding Shares) and Mr. Estrin would own 1,355,479 shares of the Common Stock (7.9% of the Outstanding Shares).

               Except as set forth in this item 5(a), no member of the Centaur Partners Group or any of the persons or entities who may be deemed to control such entities own any shares of Common Stock.

               (b) As previously described in the Schedule 13D, each of EE and BE may be deemed to share with Centaur IV the power to vote and dispose of the shares of Common Stock owned by EE and BE. EE and BE each disclaim beneficial ownership of shares of Common Stock owned by the other and shares of Common Stock or options to purchase such shares owned by Mr. Estrin or Mr. Butler.

               (c) Mr. Estrin acquired 384 shares of Common Stock in exchange for 425 shares of common stock of FoxMeyer Corporation as a result of the Merger. These shares of Common Stock are held through Mr. Estrin's account in FoxMeyer Corporation's 401(k) plan. The average price per share of the Common Stock on October 12, 1994 was $16.06. Mr. Estrin is a trustee of two trusts that held, prior to the Merger, 20,000 shares of common stock of FoxMeyer Corporation. As a result of the Merger, these shares were converted into 18,080 shares of Common Stock. In addition, as a result of the Merger, (i) Mr. Estrin's options to purchase 110,000 shares of common stock of FoxMeyer Corporation at $14.50 per share became exercisable for 99,440 shares of Common Stock at $16.04 per share and (ii) Mr. Estrin's options to purchase 50,000 shares of common stock of FoxMeyer Corporation at $13.25 per share (50% of which were exercisable at the time of the merger and 50% of which will become exercisable on May 21,
     1995) became options for 45,200 shares of Common Stock at $14.66 per share.

               Mr. Butler acquired 2,537 shares of Common Stock in exchange for 2,806 shares of common stock of Foxmeyer Corporation as a result of the Merger. These shares of Common Stock are held through Mr. Butler's account in FoxMeyer Corporation's 401(k) plan. As a result of the Merger, Mr. Butler acquired 78,600 shares of Common Stock in exchange for the 86,948 shares of common stock of FoxMeyer Corporation held by Mr. Butler prior to the Merger. In addition, as a result of the Merger, (i) Mr. Butler's options to purchase 110,000 shares of common stock of FoxMeyer Corporation at $14.50 per share became exercisable for 99,440 shares of Common Stock at $16.04 per share and
     (ii) Mr. Butler's options to purchase 50,000 shares of common stock of FoxMeyer Corporation at $13.25 per share (50% of which were exercisable at the time of the merger and 50% of which will become exercisable on May 21, 1995) became options for 45,200 shares of Common Stock at $14.66 per share.

               Except as set forth in Item 3 and this Item 5, there were no transactions in securities of the Company effected by any member of the Centaur Partners Group, or any of the persons or entities who may be deemed to control such entities, with respect to the shares of Common Stock beneficially owned by the Centaur Partners Group since the Merger.

                                   SIGNATURES
                                   ----------

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 10, 1995

                                   CENTAUR PARTNERS IV


                                   By: Butler Equities II, L.P.

                                       By:  AB Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Abbey J. Butler
                                            ----------------------
                                             Abbey J. Butler, President

                                   By: Estrin Equities Limited
                                         Partnership

                                       By:  HSG Acquisition Co.
                                            (general partner)

                                       By:  /s/ Melvyn J. Estrin
                                            ----------------------
                                             Melvyn J. Estrin, President


                                   BUTLER EQUITIES II, L.P.


                                       By:  AB Acquisition Corp.
                                            (general partner)

                                       By:  /s/ Abbey J. Butler
                                            ----------------------
                                             Abbey J. Butler, President


                                   ESTRIN EQUITIES LIMITED PARTNERSHIP


                                       By:  HSG Acquisition Co.
                                            (general partner)

                                       By:  /s/ Melvyn J. Estrin
                                            ----------------------
                                             Melvyn J. Estrin, President


                                    By:  /s/ Abbey J. Butler
                                         ----------------------
                                          Abbey J. Butler


                                    By:  /s/ Melvyn J. Estrin
                                         ----------------------
                                          Melvyn J. Estrin